File No.  333-22649
CIK #1025199


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust:          Van Kampen American Capital Equity
                                   Opportunity Trust, Series 53

B.   Name of Depositor:            Van Kampen American Capital
                                   Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman and Cutler            Van Kampen American Capital
     Attention:  Mark J. Kneedy    Distributors, Inc.
     111 West Monroe Street        Attention:  Don G. Powell, Chairman
     Chicago, Illinois  60603      One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  Not Applicable

H.   Approximate date of proposed sale to the public:

         As Soon As Practicable After the Effective Date of the
                         Registration Statement


/ X / Check box if it is proposed that this filing will become effective on March 10, 1997 pursuant to Rule 487.


          Van Kampen American Capital Equity Opportunity Trust
                                Series 53

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

    Form N-8B-2                                     Form S-6
    Item Number                              Heading in Prospectus


                I.  Organization and General Information

 1. (a)  Name of trust                  ) Prospectus Front Cover Page

    (b)  Title of securities issued     ) Prospectus Front Cover Page

 2. Name and address of Depositor       ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Administration

 3. Name and address of Trustee         ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Administration

 4. Name and address of principal       ) *
      underwriter                       )

 5. Organization of trust               ) The Fund

 6. Execution and termination of        ) The Fund
      Trust Indenture and Agreement     ) Fund Administration

 7. Changes of Name                     ) *

 8. Fiscal year                         ) *

 9. Material Litigation                 ) *


                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding       ) The Fund
      trust's securities and            ) Taxation
      rights of security holders        ) Public Offering
                                        ) Rights of Unitholders
                                        ) Fund Administration

11. Type of securities comprising       ) Prospectus Front Cover Page
      units                             ) The Fund
                                        ) Trust Portfolios

12. Certain information regarding       ) *
      periodic payment certificates     )

13. (a) Loan, fees, charges and expenses) Prospectus Front Cover Page
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Trust Portfolios
                                        )
                                        ) Fund Operating Expenses
                                        ) Public Offering
                                        ) Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan        ) *
           certificates                 )

    (c)  Certain percentages            ) Prospectus Front Cover Page
                                        ) Summary of Essential Financial
                                        )   Information
                                        )
                                        ) Public Offering
                                        ) Rights of Unitholders

    (d)  Certain other fees, expenses or) Fund Operating Expenses
           charges payable by holders   ) Rights of Unitholders

    (e)  Certain profits to be received ) Public Offering
           by depositor, principal      )  *
           underwriter, trustee or any  ) Trust Portfolios
           affiliated persons           )

    (f)  Ratio of annual charges        ) *
           to income                    )

14. Issuance of trust's securities      ) Rights of Unitholders

15. Receipt and handling of payments    ) *
      from purchasers                   )

16. Acquisition and disposition of      ) The Fund
      underlying securities             ) Rights of Unitholders
                                        ) Fund Administration

17. Withdrawal or redemption            ) Rights of Unitholders
                                        ) Fund Administration
18. (a)  Receipt and disposition        ) Prospectus Front Cover Page
           of income                    ) Rights of Unitholders

    (b)  Reinvestment of distributions  ) *

    (c)  Reserves or special funds      ) Fund Operating Expenses
                                        ) Rights of Unitholders
    (d)  Schedule of distributions      ) *

19. Records, accounts and reports       ) Rights of Unitholders
                                        ) Fund Administration

20. Certain miscellaneous provisions    ) Fund Administration
      of Trust Agreement                )

21. Loans to security holders           ) *

22. Limitations on liability            ) Trust Portfolios
                                        ) Fund Administration
23. Bonding arrangements                ) *

24. Other material provisions of        ) *
    Trust Indenture Agreement           )


              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor           ) Fund Administration

26. Fees received by Depositor          ) *

27. Business of Depositor               ) Fund Administration

28. Certain information as to           ) *
      officials and affiliated          )
      persons of Depositor              )

29. Companies owning securities         ) *
      of Depositor                      )

30. Controlling persons of Depositor    ) *

31. Compensation of Officers of         ) *
      Depositor                         )

32. Compensation of Directors           ) *

33. Compensation to Employees           ) *

34. Compensation to other persons       ) *


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities  ) Public Offering
      by states                         )

36. Suspension of sales of trust's      ) *
      securities                        )
37. Revocation of authority to          ) *
      distribute                        )

38. (a)  Method of distribution         )
                                        )
    (b)  Underwriting agreements        ) Public Offering
                                        )
    (c)  Selling agreements             )

39. (a)  Organization of principal      ) *
           underwriter                  )

    (b)  N.A.S.D. membership by         ) *
           principal underwriter        )

40. Certain fees received by            ) *
      principal underwriter             )

41. (a)  Business of principal          ) Fund Administration
           underwriter                  )

    (b)  Branch offices or principal    ) *
           underwriter                  )

    (c)  Salesmen or principal          ) *
           underwriter                  )

42. Ownership of securities of          ) *
      the trust                         )

43. Certain brokerage commissions       ) *
      received by principal underwriter )

44. (a)  Method of valuation            ) Prospectus Front Cover Page
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Operating Expenses
                                        ) Public Offering

    (b)  Schedule as to offering        ) *
           price                        )

    (c)  Variation in offering price    ) *
           to certain persons           )

46. (a)  Redemption valuation           ) Rights of Unitholders
                                        ) Fund Administration

    (b)  Schedule as to redemption      ) *
           price                        )

47. Purchase and sale of interests      ) Public Offering
      in underlying securities          ) Fund Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of      ) Fund Administration
      Trustee                           )

49. Fees and expenses of Trustee        ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Operating Expenses

50. Trustee's lien                      ) Fund Operating Expenses


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's     ) Cover Page
      securities                        ) Fund Operating Expenses

52. (a)  Provisions of trust agreement  )
           with respect to replacement  ) Fund Administration
           or elimination portfolio     )
           securities                   )

    (b)  Transactions involving         )
           elimination of underlying    ) *
           securities                   )

    (c)  Policy regarding substitution  )
           or elimination of underlying ) Fund Administration
           securities                   )

    (d)  Fundamental policy not         ) *
           otherwise covered            )

53. Tax Status of trust                 ) Taxation


               VII.  Financial and Statistical Information

54. Trust's securities during           ) *
      last ten years                    )

55.                                     )
56. Certain information regarding       ) *
57.   periodic payment certificates     )
58.                                     )

59. Financial statements (Instructions  ) Report of Independent Certified
      1(c) to Form S-6)                 )   Public Accountants
                                        ) Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required



March 10, 1997

VAN KAMPEN AMERICAN CAPITAL

Van Kampen American Capital Equity Opportunity Trust, Series 53

Strategic Ten Trust                      Strategic Five Trust
   United States Portfolio, Series 14       United States Portfolio, Series 8
Strategic Thirty Trust                   Strategic Fifteen Trust
   Global Portfolio, Series 3                Global Portfolio, Series 3

The Fund. Van Kampen American Capital Equity Opportunity Trust, 53 (the " Fund" ) is comprised of the underlying separate unit investment trusts set forth above (the "Trusts" ). The Trusts offer investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities, including common stocks of foreign issuers. The Strategic Ten Trust United States Portfolio consists of common stocks of the ten companies in the Dow Jones Industrial Average (the "DJIA" ) having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five United States Trust consists of common stocks of the five companies with the 2nd through 6th lowest per share stock prices of the ten companies in the DIJA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Global Trust consists of thirty stocks which include the common stocks of the ten companies having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit in each of the DIJA, the Financial Times Industrial Ordinary Share Index (the "FT Index" ) and the Hang
Seng Index. The Strategic Fifteen Global Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock prices of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The publishers of these indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. The publishers of these indexes have not granted to the Fund or the Sponsor a license to use these indexes and are not affiliated with the Sponsor. Unless terminated earlier, the Trusts will terminate on April 10, 1998 and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into a subsequent Series of each Trust, if available, at a reduced sales charge, to receive a cash distribution, or to receive a pro rata distribution of the U.S.-traded Securities then included in a Trust plus cash representing any foreign securities (if they own the requisite number of Units).


Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the securities traded on a foreign securities exchange, these amounts are computed on the basis of the applicable exchange rate.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution of any government agency and are subject to investment risk, including possible loss of the principal amount invested.

----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Attention Foreign Investors. If you are not a United States citizen or resident, that portion of distributions treated as United States source income will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. However, that portion of distributions not treated as United States source income will generally not be subject to U.S. federal withholding tax. See "Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objective of the Fund. The objective of the Strategic Ten Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of ten actively traded equity securities having the highest dividend yield in the DJIA as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Five Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of five actively traded equity securities having the 2nd through 6th lowest per share price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Thirty Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of the thirty actively traded equity securities comprised of the ten stocks in each of the DJIA, FT Index or Hang Seng Index having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The objective of the Strategic Fifteen Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of fifteen common stocks comprised of the five stocks in each of the DJIA, FT Index or Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. See "Objectives and Securities Selection." Each Trust seeks to achieve better performance than the related index for such Trust. There is, of course, no guarantee that the objectives of the Trusts will be achieved.


Public Offering Price.The Public Offering Price of the Units of a Trust during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in such Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is equal to the difference between the maximum total sales charge (2.75% of the Public Offering Price) and the maximum deferred sales charge ($0.175 per Unit). The monthly deferred sales charge ($0.0175 per Unit) will begin accruing on a daily basis on April 8, 1997 and will continue to accrue through February 8, 1998. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing May 8, 1997 and will be charged on the 8th day of each month thereafter through February 9, 1998. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be subject to reduction as set forth in "Public Offering--General" . In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units of a Trust. If Units were available for purchase at the time stated in the "Summary of Essential Financial Information" , the Public Offering
Price per Unit for each Trust would have been that amount set forth under " Summary of Essential Financial Information" . Except as provided in "
Public Offering--Unit Distribution" , the minimum purchase is 100 Units.
See "Public Offering" .


Additional Deposits. The Sponsor may, from time to time for approximately one month after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Fund" .


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be reinvested into additional Units, if then available, on the applicable Distribution Date to Unitholders of record of such Trust on the record date as set forth in the "Summary of Essential Financial Information" . Unitholders may also elect to receive cash distributions as provided under "Rights of Unitholders--Reinvestment
Option." The estimated initial distribution for each Trust will be that amount set forth under "Summary of Essential Financial
Information--Estimated Initial Distribution" and will be made on September
25, 1997 to Unitholders of record on September 10, 1997. Gross dividends received by a Trust will be distributed to Unitholders. Expenses of a Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Taxation" and "Risk Factors."
Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital" .

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units of the Trusts through September 8, 1997 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the applicable Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the applicable Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of U.S.-traded Securities (reduced by customary transfer and registration charges) plus cash representing any foreign Securities. See "Rights of Unitholders--Redemption of Units" .

Termination. The Fund will terminate approximately thirteen months after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders of such Trust to elect a distribution of shares of the U.S.-traded Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such U.S.-traded Securities. Unitholders will receive cash representing any foreign Securities and fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders of each of the Trusts may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below. Rollover
Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See " Fund Administration--Amendment or Termination" .

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders will initially have their distributions reinvested into additional Units of the applicable Trust subject only to the remaining deferred sales charge payments as set forth below, if Units are available at the time of reinvestment, or, upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .

Special Redemption and Rollover in New Fund. Unitholders will have the option of specifying by the Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders" .) The Distribution
Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of the Fund (the "1998 Fund" ), if one is offered, at a reduced sales charge
(anticipated to be 1.75% of the Public Offering Price of the 1998 Fund). The Sponsor may, however, stop offering units of the 1998 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1998 Fund will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Fund may not be fully invested on the next business day. The trusts included in the 1998 Fund are expected to contain portfolios consisting of component stocks of the DJIA, FT Index or Hang Seng Index selected in accordance with the indexing strategies of the Trusts in the current Series of the Fund. Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the 1998 Fund. The Sponsor currently anticipates that a new series of the Fund will be created each month.

Risk Factors. An investment in the Fund should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. An investment in the Strategic Five Trust may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio because the portfolio contains only five stocks. Accordingly, Units of the Strategic Five Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. For certain risk considerations related to the Trusts, see "Risk Factors" .


VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53
Summary of Essential Financial Information
At the close of the relevant stock market on March 7, 1997

   Sponsor:    Van Kampen American Capital Distributors, Inc.
Supervisor:    Van Kampen American Capital Investment Advisory Corp.
               (An affiliate of the Sponsor)
 Evaluator:    American Portfolio Evaluation Services
               (A division of an affiliate of the Sponsor)
   Trustee:    The Bank of New York

                                                                         Strategic      Strategic
                                                                         Ten            Five           Strategic      Strategic
                                                                         United         United         Thirty         Fifteen
                                                                         States         States         Global         Global
GENERAL INFORMATION                                                      Trust          Trust          Trust          Trust
                                                                        -------------- -------------- -------------- --------------
Number of Units <F1>...................................................         15,000         15,000         30,000         15,000
Fractional Undivided Interest in the Trust per Unit <F1>...............       1/15,000       1/15,000       1/30,000       1/15,000
Public Offering Price:
 Aggregate Value of Securities in Portfolio <F2>....................... $      148,376 $      148,785 $      298,041 $      148,750
 Aggregate Value of Securities per Unit................................ $         9.89 $         9.92 $         9.94 $         9.92
 Maximum Sales Charge <F3>............................................. $         .275 $         .275 $         .275 $         .275
 Less Deferred Sales Charge per Unit................................... $         .175 $         .175 $         .175 $         .175
 Public Offering Price per Unit <F3><F4>............................... $         9.99 $        10.02 $        10.04 $        10.02
Redemption Price per Unit <F5>......................................... $         9.71 $         9.74 $         9.75 $         9.73
Initial Secondary Market Repurchase Price per Unit <F5>................ $         9.71 $         9.74 $         9.76 $         9.74
Excess of Public Offering Price per Unit over Redemption Price per Unit $          .28 $          .28 $          .29 $          .29
Estimated Initial Distribution......................................... $          .14 $          .13 $          .20 $          .17
Estimated Annual Dividends per Unit <F6>............................... $       .29888 $       .26902 $       .40753 $       .39647
Estimated Annual Organizational Expenses per Unit <F7>................. $       .01612 $       .02116 $       .05492 $       .05992
Supervisor's Annual Supervisory Fee ................................... Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee...................................... Maximum of $.0025 per Unit
Rollover Notification Date ............................................ March 10, 1998
Special Redemption Date................................................ April 10, 1998
Mandatory Termination Date ............................................ April 10, 1998
                                                                        Each Trust may be terminated if the net asset value of
                                                                        such Trust is less than $500,000 unless the net asset
                                                                        value of such Trust's deposits has exceeded $15,000,000,
                                                                        then the Trust Agreement may be terminated if the net
Minimum Termination Value.............................................. asset value of the Trust is less than $3,000,000.
Trustee's Annual Fee <F8>.............................................. $.008 per Unit
Income and Capital Account Record Dates................................ September 10, 1997 and April 10, 1998
Income and Capital Account Distribution Dates.......................... September 25, 1997 and April 20, 1998
                                                                        Close of the relevant stock market (generally 4:00 P.M.
Evaluation Time........................................................ New York time)


----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of a Trust, the number of Units of such Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

<F2>Each Equity Security is valued at the closing sale price. The aggregate value of Securities in each of the Global Trusts represents the U.S. dollar value based on the offering side value of the currency exchange rates for the related currency, at the applicable Evaluation Time on the date of this "
Summary of Essential Financial Information" .

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge for a Trust (2.75% of the Public Offering Price) and the amount of the maximum deferred sales charge ($0.175 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering Price" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars.

<F5>The Redemption Price per Unit and the Initial Secondary Market Repurchase
Price per Unit are reduced by the unpaid portion of the deferred sales charge. In the case of the Global Trusts, the Redemption Price per Unit is based on the aggregate value of the foreign Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars.

<F6>Estimated annual dividends are based on the most recently declared dividends or, in the case of the foreign Securities in the Global Trusts, on the most recent interim and final dividends declared taking into consideration any foreign withholding taxes. Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.


<F7>Each Trust (and therefore Unitholders of the respective Trust) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trusts. See "Fund Operating Expenses" and "Statements of Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $35,000,000, $15,000,000, $5,000,000 and $5,000,000 for the Strategic Ten United States, Strategic Five United States, Strategic Thirty Global and Strategic Fifteen Global Trusts. To the extent a Trust is larger or smaller, the actual organizational expenses paid by such Trust (and therefore by its Unitholders) will vary from the estimated amount set forth above.


<F8>In connection with the Strategic Thirty and Strategic Fifteen Trusts the
Trustee will receive additional annual compensation, payable at the end of the initial offering and in monthly installments thereafter, of $1.10 per $1,000 of market value of Equity Securities traded on the Hong Kong Stock Exchange held in a sub-custodian account at month end.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Fund Operating Expenses"
 . Although each Trust has a term of approximately thirteen months, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Series subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Fund." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Trust series, the actual public offering price and fees for any new Series created in the future periods indicated could vary from those of the current Trust series.


                                                                            Strategic     Strategic
                                                                            Ten           Five          Strategic     Strategic
                                                                            United        United        Thirty        Fifteen
                                                                            States        States        Global        Global
                                                                            Trust         Trust         Trust         Trust
                                                                            ------------- ------------- ------------- -------------
Unitholder Transaction Expenses (as a percentage of offering price)
 Initial Sales Charge Imposed on Purchase<F1>..............................         1.00%         1.00%         1.00%         1.00%
 Deferred Sales Charge<F2>.................................................         1.75%         1.75%         1.75%         1.75%
                                                                            ------------- ------------- ------------- -------------
 Maximum Sales Charge......................................................         2.75%         2.75%         2.75%         2.75%
                                                                            ============= ============= ============= =============
 Maximum Sales Charge Imposed on Reinvested Dividends<F3>..................         1.75%         1.75%         1.75%         1.75%
                                                                            ============= ============= ============= =============
Estimated Annual Trust Operating Expenses (as a percentage of aggregate value)
 Trustee's Fee.............................................................        0.081%        0.081%        0.081%        0.081%
 Portfolio Supervision and Evaluation Fees.................................        0.051%        0.050%        0.050%        0.050%
 Organizational Costs......................................................        0.163%        0.213%        0.553%        0.604%
 Other Operating Expenses..................................................        0.035%        0.035%        0.072%        0.072%
                                                                            ------------- ------------- ------------- -------------
 Total.....................................................................        0.330%        0.379%        0.756%        0.807%
                                                                            ============= ============= ============= =============

An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period.
                                           Strategic     Strategic
                                           Ten           Five          Strategic     Strategic
                                           United        United        Thirty        Fifteen
                                           States        States        Global        Global
Cumulative Expenses Paid for Period of:    Trust         Trust         Trust         Trust
                                           ------------- ------------- ------------- -------------
 1 Year...................................$           31$           31$           35$           36
 3 Years..................................$           74$           75$           86$           88
 5 Years..................................           N/A           N/A           N/A           N/A
 10 Years.................................           N/A           N/A           N/A           N/A


Example

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

----------
The Initial Sales Charge is actually the difference between Maximum Sales Charge (2.75% of the Public Offering Price) and the maximum deferred sales charge ($.175 per Unit) and would exceed 1.00%, as applicable, if the Public Offering Price exceeds $10 per Unit.


The actual fee is $0.0175 per Unit per month, irrespective of purchase or redemption price, deducted over the 10 months commencing May 8, 1997. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.75%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.75%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.


Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE FUND

--------------------------------------------------------------------------

Van Kampen American Capital Equity Opportunity Trust, 53 is comprised of the following separate underlying unit investment trusts: Strategic Ten Trust United States Portfolio, Series 14 (the "Strategic Ten United States
Trust" ), Strategic Five Trust United States Portfolio, Series 8 (the " Strategic Five United States Trust" ), Strategic Thirty Trust Global Portfolio, Series 3 (the "Strategic Thirty Global Trust" ) and
Strategic Fifteen Trust Global Portfolio, Series 3 (the "Strategic Fifteen Global Trust" ). The Strategic Ten United States Trust is referred to herein as the "Strategic Ten Trust," the Strategic Five United States
Trust is referred to herein as the "Strategic Five Trust," the Strategic Thirty Global Trust is referred to herein as the "Strategic
Thirty Trust," and the Strategic Fifteen Global Trust is referred to herein as the "Strategic Fifteen Trust." The Strategic Ten United
States Trust and Strategic Five United States Trust are referred to herein as the "United States Trusts" . The Strategic Thirty Global Trust and
Strategic Fifteen Global Trust are referred to herein as the "Global
Trusts" .


The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van
Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Fund offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of the DIJA, the FT Index, or the Hang Seng Index. The Strategic Ten Trust consists of common stocks of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five Trust consists of common stocks of the five companies having the 2nd through 6th lowest per share price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit.

These yields are historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. See "
Risk Factors" . As used herein the terms "Equity Securities" and
"Securities" mean the securities (including contracts to purchase such securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust as provided herein. The publishers of the indexes described herein have not participated in any way in the creation of the Fund or in selection of the stocks included in the Trusts and have not approved any information herein relating thereto. The Fund may be an appropriate medium for investors who desire to participate in portfolios of common stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes. See "Trust Portfolios" . Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, to receive, in the case of a United States Trust, a pro rata distribution of the Securities then included in such Trust (if they own the requisite minimum number of Units) or to receive a cash distribution.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trusts indicated in "Summary of Essential Financial Information" . Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of a Trust may be issued at any time by depositing in such Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase additional Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in such Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of the Strategic Ten Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of ten actively traded equity securities having the highest dividend yield in the DJIA as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Five Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of five actively traded equity securities having the 2nd through 6th lowest per share price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Thirty Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of the thirty actively traded equity securities comprised of the ten stocks in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The objective of the Strategic Fifteen Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of fifteen common stocks comprised of the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit.

In seeking the Trusts' objectives, the Sponsor also considered the ability of the Equity Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the United States, the United Kingdom and Hong Kong. An investment in approximately equal values of the ten highest yielding stocks in the DIJA for a period of one year would have, in 18 of the last 25 years, yielded a higher total return than an investment in all of the stocks comprising the DIJA. An investment in approximately equal values of the five companies having the 2nd through 6th lowest per share price of the ten highest yielding stocks in the DIJA for a period of one year would have, in 19 of the last 25 years, yielded a higher total return than an investment in all of the stocks comprising the DIJA. An investment in approximately equal values of the thirty stocks comprised of the ten highest yielding stocks in each of the DJIA, FT Index and Hang Seng Index for a period of one year would have yielded a higher total return in 14, 12 and 8 of the last 19 years than an investment in all of the stocks comprising the DJIA, FT Index and Hang Seng Index, respectively. An investment in approximately equal values of the fifteen stocks comprised of the five stocks having the 2nd through 6th lowest per share price of the ten highest yielding stocks in each of the DJIA, FT Index and Hang Seng Index for a period of one year would have yielded a higher total return in 12, 12 and 8 of the last 19 years than an investment in all of the stocks comprising the DJIA, FT Index and Hang Seng Index, respectively. See the table entitled "Comparison of Total Returns" for the applicable
Trust under "Trust Portfolios" . It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategy. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective.

The Global Trusts may be suitable for investors who seek to diversify their equity holdings with investments in foreign equity securities. Today's international market offers many opportunities. Foreign equity markets (as measured by the Morgan Stanley Capital International Europe, Asia, Far East Index) have outperformed U.S. markets (as measured by the Standard & Poor's 500 Index) in 15 of the past 25 years. International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary declines. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. The Global Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.

Investors will be subject to taxation on the dividend income received by the Trusts and on gains from the sale or liquidation of Securities. The tax consequences affecting Unitholders will vary in each of the respective Trusts (see "Taxation" ). Investors should be aware that there is not any guarantee that the objective of the Trusts will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the foreign currencies in which the foreign Securities are denominated relative to the U.S. dollar will adversely affect the value of the related Global Trust's assets and income and the value of the Units of that Trust. See "Risk Factors" .

Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in the DIJA, FT Index, or Hang Seng Index, may not be providing one of the ten highest dividend yields within these indexes or may not have one of the 2nd through 6th lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

Investors should be aware that the Fund is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Fund Administration--Portfolio Administration" ). In addition,
Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor three business days prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

TRUST PORTFOLIOS

--------------------------------------------------------------------------
The Strategic Ten Trust consists of common stocks of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Five Trust consists of the five common stocks with the 2nd through 6th lowest per share stock price of the ten companies in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of fifteen common stocks which include the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. Each of the related stock indexes is described below.

In the case of the securities traded on the New York Stock Exchange, the yield for each Equity Security was calculated by annualizing the last dividend declared and dividing the result by the market value of the Equity Security as of the close of business three business days prior to the Initial Date of Deposit. In the case of securities traded on a foreign securities exchange, the yield for each Equity Security was calculated by adding together the most recent interim and final dividends declared (foreign companies generally pay one interim and one final dividend per fiscal year) and dividing the result by the market value of the Equity Security as of the close of business three business days prior to the Initial Date of Deposit. An investment in each Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase.


The Dow Jones Industrial Average. The Dow Jones Industrial Average ("
DJIA" ) was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes to the list. The following is the list as it currently appears:


Allied Signal                        Goodyear Tire & Rubber Company
Aluminum Company of America          International Business Machines Corporation
American Express Company             International Paper Company
AT&T Corporation                     J.P. Morgan & Company, Inc.
Bethlehem Steel Corporation          McDonald's Corporation
Boeing Company                       Merck & Company, Inc.
Caterpillar, Inc.                    Minnesota Mining & Manufacturing Company
Chevron Corporation                  Philip Morris Companies, Inc.
Coca-Cola Company                    Procter & Gamble Company
Walt Disney Company                  Sears, Roebuck and Company
E.I. du Pont de Nemours & Company    Texaco, Inc.
Eastman Kodak Company                Union Carbide Corporation
Exxon Corporation                    United Technologies Corporation
General Electric Company             Westinghouse Electric Corporation
General Motors Corporation           Woolworth Corporation

The Financial Times Industrial Ordinary Share Index. The Financial Times Industrial Ordinary Share Index (the "FT Index" ) is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of British industry and commerce. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The following stocks are currently represented in the FT Index:


ASDA Group                    Granada Group
Allied Domecq Plc             Grand Metropolitan
BG Plc                        Guest Keen & Nettlefolds (GKN) Plc
BOC Group                     Guinness
BTR Plc                       Imperial Chemical Industries Plc
Blue Circle Industries Plc    Lucas Varity Plc
Boots Co                      Marks & Spencer
British Airways               National Westminster Bank Plc
British Petroleum             Peninsular & Oriental Steam Navigation Company
British Telecom Plc           Reuters Holdings
Cadbury Schweppes             Royal & Sun Alliance Insurance Group Plc
Courtaulds Plc                SmithKline Beecham
EMI Group Plc                 Tate & Lyle Plc
General Electric Plc          TSB Group Plc
Glaxo Wellcome Plc            Vodaphone Group Plc

The Hang Seng Index. The Hang Seng Index, first published in 1969, consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Exchange" ). The Hang Seng Index, which is representative of commerce and industry, finance, properties and utilities, is comprised of the following companies:


Amoy Properties Ltd.                       Hopewell Holdings
Bank of East Asia                          HSBC Holdings Plc
Cathay Pacific Airways                     Hutchison Whampoa
Cheung Kong (Holdings) Ltd.                Hysan Development Company Ltd.
China Light & Power Company Ltd.           Johnson Electric Holdings
Citic Pacific                              New World Development Co. Ltd.
First Pacific Company Ltd.                 Oriental Press Group
Great Eagle Holdings                       Shangri-La Asia Ltd.
Guangdong Investment                       Shun Tak Holdings Ltd.
Hang Lung Development Company              Sino Land Co. Ltd.
Hang Seng Bank Ltd.                        South China Morning Post (Holdings) Ltd.
Henderson Investment Ltd.                  Sun Hung Kai Properties Ltd.
Henderson Land Development Company Ltd.    Swire Pacific (A)
Hong Kong and China Gas                    Television Broadcasts
Hong Kong Electric Holdings Ltd.           Wharf Holdings
Hong Kong and Shanghai Hotels              Wheelock & Co.
Hong Kong Telecommunications Ltd.

General. Each Trust consists (a) of the Equity Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

STRATEGIC TEN TRUST UNITED STATES PORTFOLIO

--------------------------------------------------------------------------
The Strategic Ten United States Trust consists of common stocks of those ten companies in the DIJA which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Ten United States Trust consists of common stocks of the following ten companies:

AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas and manufactures petroleum products. The company explores for and mines coal and minerals, and transports/sells crude oil, natural gas and petroleum products. Operations are worldwide.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet" , "Buick" , "
Cadillac" , "Oldsmobile" , "Pontiac" , "Saturn" and
"GMC" trucks.

Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner rubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

J.P. Morgan & Company, Inc. J. P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and healthcare products. The company produces and markets more than 60,000 products worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. has five principal operating companies which include Philip Morris U.S.A., Philip Morris International, Inc., Kraft Foods, Inc., Miller Brewing Company and Philip Morris Capital Corporation. Philip Morris Capital Corporation provides financial services.

Texaco, Inc. Texaco, Inc. and its subsidiaries, explore for, produce, transport, refine and market crude oil, natural gas and petroleum products, including petrochemicals, worldwide. The company owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.


The following table sets forth a comparison of the total return of the ten highest yielding DJIA common stocks (the "DJIA Ten" ) with those of all common stocks comprising the DJIA and with short-term U.S. Treasury Obligations. It should be noted that the common stocks comprising the DJIA Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Ten United States Trust.

COMPARISON OF TOTAL RETURNS*

                           Dow Jones          U.S. Treasury
                           Industrial         Bill  (12
         DJIA Ten          Average            Month)
         ---------------   ----------------   --------------
Year     Total Return<F1>  Total Return<F1>   Total Return<F2>
-------- ---------------   ----------------   --------------
1972          23.32%           18.21%             3.80%
1973           3.96          (13.12)              6.90
1974         (0.72)          (23.14)              8.00
1975          56.52            44.40              5.80
1976          34.93            22.72              5.10
1977         (1.75)          (12.70)              5.10
1978           0.12             2.69              7.20
1979          12.37            10.52             10.40
1980          27.23            21.41             11.20
1981           7.52           (3.40)             14.70
1982          26.03            25.79             10.50
1983          38.75            25.65              8.80
1984          11.82             1.08              9.80
1985          29.45            32.78              7.70
1986          35.77            26.92              6.20
1987           5.93             6.02              5.50
1988          24.75            15.95              6.30
1989          25.08            31.71              8.40
1990         (7.57)           (0.58)              7.80
1991          34.86            23.93              5.60
1992           7.85             7.35              3.50
1993          26.93            16.74              2.90
1994           4.12             4.95              3.90
1995          36.58            36.49              5.60
1996          28.05            28.58              4.95

* Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibotson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

----------
The DJIA Ten for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the year) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Trust.

Each month a one-bill portfolio containing the short-term bill having not les than one month to maturity is constructed. (The bill's original term to maturity is not relevant.) To measure holding period returns for the one-bill portfolio, the bill is priced as of the last trading day of the current month. The total return on the bill is then the month-end price divided by the previous month-end price, minus one.

Based on the total returns set forth in the table above, the average annual total returns for the DJIA Ten for the most recent three, five, ten, twenty and twenty-five years periods was 22.11%, 20.04%, 17.78%, 17.85% and 18.64%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten, twenty and twenty-five year periods was 22.58%, 18.21%, 16.50%, 14.27% and 12.76%, respectively. Based on the total returns set forth in the table above, the average annual total return for the 12-month U.S. Treasury Bills Index for the most recent twenty-five year period was 6.99%.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Ten United States Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA in 11 of the last 25 years and there can be no assurance that the Strategic Ten United States Trust will outperform the DJIA over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Ten United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the DJIA Ten and may not be fully invested at all times.

The chart below represents past performance of the DJIA and the DJIA Ten (but does not represent possible performance of the Strategic Ten United States Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 18.64% and 12.76% for the DJIA Ten and the DJIA, respectively. There can be no assurance that the Strategic Ten United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1972

Period     DJIA Ten      DJIA
--------- ------------- ------------
1972      $     12,332  $    11,821
1973            12,820       10,270
1974            12,728        7,894
1975            19,922       11,398
1976            26,881       13,988
1977            26,410       12,212
1978            26,442       12,540
1979            29,713       13,859
1980            37,804       16,827
1981            40,646       16,254
1982            51,227       20,446
1983            71,077       25,691
1984            79,478       25,968
1985           102,885       34,481
1986           139,687       43,763
1987           147,970       46,398
1988           184,593       53,798
1989           230,888       70,857
1990           213,410       70,447
1991           287,805       87,304
1992           310,398       93,721
1993           393,988      109,410
1994           410,220      114,826
1995           560,279      156,726
1996           717,437      201,518

STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO

--------------------------------------------------------------------------
The Strategic Five United States Trust consists of common stocks of those five companies which had the 2nd through 6th lowest per share stock price of the ten companies in the DIJA which had the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. Historically, the lowest priced stock in the DIJA has been a company experiencing difficulties. The Strategic Five United States Trust consists of common stocks of the following five companies:


Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet" , "Buick" , "
Cadillac" , "Oldsmobile" , "Pontiac" , "Saturn" and
"GMC" trucks.

Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner rubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and healthcare products. The company produces and markets more than 60,000 products worldwide.


The following table sets forth a comparison of the total return of the 2nd through 6th lowest priced stocks of the ten highest yielding DJIA common stocks (the "DJIA Five" ) with those of all common stocks comprising the DJIA. It should be noted that the common stocks comprising the DJIA Five may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Five United States Trust.

COMPARISON OF TOTAL RETURNS*

                           Dow Jones          U.S. Treasury
                           Industrial         Bill  (12
         DJIA Five         Average            Month)
         ---------------   ----------------   --------------
Year     Total Return<F1>  Total Return<F1>   Total Return<F2>
-------- ---------------   ----------------   --------------
1972           12.18%           18.21%             3.80%
1973           18.58          (13.12)              6.90
1974            0.56          (23.14)              8.00
1975           64.54            44.40              5.80
1976           39.29            22.72              5.10
1977          (4.82)          (12.70)              5.10
1978            0.76             2.69              7.20
1979           19.86            10.52             10.40
1980           32.33            21.41             11.20
1981            3.15           (3.40)             14.70
1982           48.11            25.79             10.50
1983           43.50            25.65              8.80
1984           11.60             1.08              9.80
1985           37.00            32.78              7.70
1986           36.10            26.92              6.20
1987          (2.75)             6.02              5.50
1988           22.65            15.95              6.30
1989           10.49            31.71              8.40
1990         (20.71)           (0.58)              7.80
1991           56.02            23.93              5.60
1992           24.96             7.35              3.50
1993           38.67            16.74              2.90
1994            3.33             4.95              3.90
1995           42.57            36.49              5.60
1996           32.06            28.58              4.95

 * Source: Barron's, Bloomberg L.P., Dow Jones Corporation and Ibottson Associates. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

----------
The DJIA Five for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the year) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. The top ten highest dividend yielding stocks were then ranked by price from highest to lowest. The absolute lowest priced stock was eliminated and the next five lowest priced stocks were selected for the comparison. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Trust.

Each month a one-bill portfolio containing the short-term bill having not les than one month to maturity is constructed. (The bill's original term to maturity is not relevant.) To measure holding period returns for the one-bill portfolio, the bill is priced as of the last trading day of the current month. The total return on the bill is then the month-end price divided by the previous month-end price, minus one.

Based on the total returns set forth in the table above, the average annual total returns for the DJIA Five for the most recent three, five, ten, twenty and twenty-five years periods was 24.84%, 27.51%, 18.58%, 19.97% and 20.98%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten, twenty and twenty-five year periods was 22.58%, 18.21%, 16.50%, 14.27% and 12.76%, respectively. Based on the total returns set forth in the table above, the average annual total return for the 12-month U.S. Treasury Bills Index for the most recent twenty-five year period was 6.99%.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Five United States Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA in 6 of the last 25 years and there can be no assurance that the Strategic Five United States Trust will outperform the DJIA over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Five United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the DJIA Five and may not be fully invested at all times.

The chart below represents past performance of the DJIA and the DJIA Five (but does not represent possible performance of the Strategic Five United States Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 20.98% and 12.76% for the DJIA Five and the DJIA, respectively. There can be no assurance that the Strategic Five United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1972

Period     DJIA Five      DJIA
--------- -------------- ------------
1972      $      11,218  $    11,821
1973             13,302       10,270
1974             13,377        7,894
1975             22,010       11,398
1976             30,658       13,988
1977             29,180       12,212
1978             29,402       12,540
1979             35,241       13,859
1980             46,635       16,827
1981             48,104       16,254
1982             71,247       20,446
1983            102,239       25,691
1984            114,098       25,968
1985            156,315       34,481
1986            212,745       43,763
1987            206,894       46,398
1988            253,756       53,798
1989            280,375       70,857
1990            222,309       70,447
1991            346,846       87,304
1992            433,419       93,721
1993            601,023      109,410
1994            621,037      114,826
1995            885,412      156,726
1996          1,169,275      201,518

STRATEGIC THIRTY TRUST GLOBAL PORTFOLIO

--------------------------------------------------------------------------
The Strategic Thirty Trust consists of thirty stocks which include the common stocks of the ten companies in each of the DJIA, FT Index and Hang Seng Index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Thirty Trust consists of common stocks of the following thirty companies:


AT&T Corporation. AT&T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. AT&T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas and manufactures petroleum products. The company explores for and mines coal and minerals, and transports/sells crude oil, natural gas and petroleum products. Operations are worldwide.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet" , "Buick" , "
Cadillac" , "Oldsmobile" , "Pontiac" , "Saturn" and
"GMC" trucks.

Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner rubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

J.P. Morgan & Company, Inc. J. P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and healthcare products. The company produces and markets more than 60,000 products worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. has five principal operating companies which include Philip Morris U.S.A., Philip Morris International, Inc., Kraft Foods, Inc., Miller Brewing Company and Philip Morris Capital Corporation. Philip Morris Capital Corporation provides financial services.

Texaco, Inc. Texaco, Inc. and its subsidiaries, explore for, produce, transport, refine and market crude oil, natural gas and petroleum products, including petrochemicals, worldwide. The company owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.

Allied Domecq Plc. Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through
Hiram Walker, the company also produces a wide range of brands, including " Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey,
"Kahlua" , "Tia Maria" , "Beefeater Gin" and other brands.

BG Plc. BG Plc, through Transco International, provides gas transportation and storage services to customers in Great Britain. The company also has exploration and production, international downstream, research and technology and property development activities.

BTR Plc. BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, health care, environmental control and paper and printing products.

British Telecom Plc. British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company has operations internationally.

Courtaulds Plc. Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. Courtaulds also manufactures aerospace equipment and components. The company sells its products internationally.

Imperial Chemical Industries Plc. Imperial Chemical Industries Plc is an international chemical company. The company produces paints, acrylics, polyurethanes, films, chemicals and polymers, tioxide and explosives.

National Westminster Bank Plc. National Westminster Bank Plc, a London-based retail bank, provides a variety of banking and financial services to both the domestic and international markets. The bank operates 2,223 branches in the United Kingdom. In addition the bank provides worldwide corporate and investment banking, asset management and financing.

Peninsular & Oriental Steam Navigation Company. Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, house building, property investment, construction and development and cruise, ferry and transport services. Peninsular & Oriental operates worldwide.

Royal & Sun Alliance Insurance Group Plc. Royal & Sun Alliance Insurance Group Plc is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurances to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Tate & Lyle Plc. Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low-calorie sweeteners. The group also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Amoy Properties Ltd. Amoy Properties Ltd. is a property investment company. The principal activities of the company are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Hang Lung Development Company. Hang Lung Development Company is an investment holding company, and through its subsidiaries, property development for sale, property investment for rental income, and hotel owning and management. The group also operates in car park management and property management, and through its associated companies, the group is involved in the operation of restaurants and dry-cleaning.

Hang Seng Bank Ltd. Hang Seng Bank Ltd. offers commercial banking and related financial services. The company has 135 branches in Hong Kong, three branches in the United States, and three representative offices in China. In 1994, the company was reorganized into three divisions: Retail Banking, Corporate Banking and Treasury. Its subsidiaries also provide insurance, fund management, and stockbroking services.

Henderson Investment Ltd. Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business.

Henderson Land Development Company Ltd. Henderson Land Development Company Ltd. is a holding company whose main operations include property development and investment, project management, construction, property management and investment holding. The company holds a stake in Henderson Investment, Hong Kong Ferry and Hong Kong Gas. Henderson Land also participates in property development joint ventures in China.

Hong Kong Electric Holdings Ltd. Hong Kong Electric Holdings Ltd. generates and supplies electricity, engineering consultancy and project management.

Hong Kong Telecommunications Ltd. Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering, and other services. The company also sells and rents telecommunications equipment. The principal activities of the company were carried out in Hong Kong.

Hysan Development Company Ltd. Hysan Development Company Ltd. is an investment holding company. Its subsidiaries are active in the field of property investment, property development and capital market investment. The company's profits mainly come from commercial rental income and luxury residential property located in Hong Kong.

Shun Tak Holdings Ltd. Shun Tak Holdings Ltd. is involved in shipping, property, restaurants, air transportation and hotels in the Asia-Pacific region. The company operates jet-foil services, develops residential and commercial properties in Hong Kong, Macau and Australia, has interests in three restaurants and five hotels and operates air cargo services to nine destinations in Europe and Asia.

South China Morning Post (Holdings) Ltd. South China Morning Post (Holdings) Ltd. is an investment holding company. The principal activities of the group consists of the publishing, printing and distribution of the "South China Morning Post" and "South China Sunday Morning Post" , the provision of entertainment, recreation and leisure services, retailing, production of commercial films and holding of properties.


The following table compares the actual performance of the combined DJIA, FT Index and Hang Seng Index and the thirty stocks in these indices selected in accordance with the Strategic Ten Trust investment strategy in each of the past 19 years (the "Combined Thirty" ), as of December 31 in each of those years. The combined DJIA, FT Index and Hang Seng Index statistics are based on a geometric, unweighted average of the companies included in such indices, while the statistics for the Combined Thirty are based on an approximately equal distribution (based on market price) of each of the thirty stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the combined DJIA, FT Index and Hang Seng Index may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Thirty Global Trust.

COMPARISON OF TOTAL RETURNS (2)

        Strategy Total Returns                                Index Total Returns
        ------------------------------------------------------------------------------------------------
        10 Highest Dividend Yielding
        Stocks <F1>
        -----------------------------------
                              Hang Seng     Combined                          Hang Seng     Combined
Year    DJIA      FT Index    Index         Strategy    DJIA      FT Index    Index         Indices
------- --------- ----------- ------------- ----------- --------- ----------- ------------- ------------
1978        0.12%       9.99%        17.92%       9.34%     2.69%       8.57%        23.27%       11.51%
1979        12.37        4.57         67.81       28.25     10.52       10.46         80.78        33.92
1980        27.23       28.22         38.03       31.16     21.41       33.20         67.12        40.57
1981         7.52      (5.56)        (5.87)      (1.30)    (3.40)      (4.62)       (11.61)       (6.54)
1982        26.03        4.23       (38.76)      (2.84)     25.79        0.24       (48.01)       (7.33)
1983        38.75       44.54        (3.30)       26.66     25.65       22.23        (0.28)        15.87
1984        11.82        7.81         57.36       25.66      1.08        2.63         45.12        16.28
1985        29.45       75.73         43.30       49.50     32.78       55.28         52.26        46.77
1986        35.77       27.21         62.35       41.78     26.92       24.34         52.17        34.48
1987         5.93       46.38        (1.22)       17.03      6.02       38.04        (7.09)        12.33
1988        24.75       12.65         43.24       26.88     15.95        6.59         20.70        14.41
1989        25.08       25.66          7.85       19.53     31.71       22.61         10.36        21.56
1990       (7.57)       15.03          6.02        4.49    (0.58)       10.21         11.98         7.20
1991        34.86        8.95         51.11       31.64     23.93       15.15         48.59        29.22
1992         7.85        4.72         38.79       17.12      7.35      (2.22)         33.54        12.89
1993        26.93       36.40        109.72       57.68     16.74       19.38        123.15        53.09
1994         4.12        2.49       (35.60)      (9.66)      4.95        1.75       (29.26)       (7.52)
1995        36.58       12.03         16.07       21.56     36.49       18.03         27.34        27.29
1996        28.05        7.75         33.68       23.16     28.58        8.67         37.74        25.00

----------
The Ten Highest Dividend Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the respective index, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined Strategy merely averages the Total Return of the stocks which comprise the Ten Highest Dividend Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively.

Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commission, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the United States dollar. Although each Trust seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

Based on the total returns set forth in the table above, the average annual total returns for the Combined Thirty for the most recent three, five, ten and nineteen year periods was 10.59%, 20.09%, 19.82% and 20.81%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent three, five, ten and nineteen year periods was 13.74%, 20.52%, 18.59% and 18.85%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Thirty Global Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the combined DJIA, FT Index and Hang Seng Index in 10 of the last 19 years and there can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Thirty Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the Combined Thirty and may not be fully invested at all times.

The chart below represents past performance of the combined DJIA, FT Index and Hang Seng Index and the Combined Thirty (but not the Strategic Thirty Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 20.81% and 18.85% for the Combined Thirty and the combined DJIA, FT Index and Hang Seng Index, respectively. There can be no assurance that the Strategic Thirty Global Trust will outperform the related indices over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1978(1)(2)

                          DJIA,
                          FT Index and
           Combined       Hang Seng
Period     Thirty         Index
--------- -------------- ------------------
1978      $      10,934  $          11,151
1979             14,023             14,934
1980             18,393             20,993
1981             18,154             19,619
1982             17,639             18,182
1983             22,343             21,067
1984             28,076             24,495
1985             41,973             35,952
1986             59,508             48,347
1987             69,641             54,306
1988             88,361             62,132
1989            105,618             75,527
1990            110,364             80,968
1991            145,280            104,629
1992            170,152            118,115
1993            268,303            180,823
1994            242,375            167,223
1995            294,631            212,851
1996            362,869            266,059

----------
The $10,000 initial investment was converted into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of each period.

The year-end total in British pounds sterling and Hong Kong dollars, as applicable, was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of the next period.

STRATEGIC FIFTEEN TRUST GLOBAL PORTFOLIO

--------------------------------------------------------------------------
The Strategic Fifteen Trust consists of common stocks of fifteen companies comprising the five stocks in each of the DJIA, FT Index and Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Fifteen Trust consists of common stocks of the following fifteen companies:


Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet" , "Buick" , "
Cadillac" , "Oldsmobile" , "Pontiac" , "Saturn" and
"GMC" trucks.

Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner rubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and healthcare products. The company produces and markets more than 60,000 products worldwide.

Allied Domecq Plc. Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through
Hiram Walker, the company also produces a wide range of brands, including " Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey,
"Kahlua" , "Tia Maria" , "Beefeater Gin" and other brands.

BTR Plc. BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems and electrical and consumer related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, health care, environmental control and paper and printing products.

British Telecom Plc. British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company has operations internationally.

Courtaulds Plc. Courtaulds Plc produces items that protect and/or decorate environments. The company manufactures fibers, films, coatings, chemicals, packaging and performance materials and sealants. Courtaulds also manufactures aerospace equipment and components. The company sells its products internationally.

Tate & Lyle Plc. Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low-calorie sweeteners. The group also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Amoy Properties Ltd. Amoy Properties Ltd. is a property investment company. The principal activities of the company are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.

Hang Lung Development Company. Hang Lung Development Company is an investment holding company, and through its subsidiaries, property development for sale, property investment for rental income, and hotel owning and management. The group also operates in car park management and property management, and through its associated companies, the group is involved in the operation of restaurants and dry-cleaning.

Henderson Investment Ltd. Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business.

Hong Kong Telecommunications Ltd. Hong Kong Telecommunications Ltd. provides telecommunications, computer, engineering, and other services. The company also sells and rents telecommunications equipment. The principal activities of the company were carried out in Hong Kong.

South China Morning Post (Holdings) Ltd. South China Morning Post (Holdings) Ltd. acts as an investment holding company. The principal activities of the group and its subsidiaries consist of the publishing, printing and distribution of the "South China Morning Post" and "South China
Sunday Morning Post" , the provision of entertainment, recreation and leisure services, retailing, production of commercial films and holding of properties.


The following table compares the actual performance of the combined DJIA, FT Index and Hang Seng Index and the fifteen stocks comprised of the five stocks in each of the DJIA, FT Index or Hang Seng Index with the 2nd through 6th lowest per share stock price of the ten companies in each index having the highest dividend yield in each of the past 19 years (the "Combined
Fifteen" ), as of December 31 in each of those years. The combined DJIA, FT Index and Hang Seng Index statistics are based on a geometric, unweighted average of the companies included in such indices, while the statistics for the Combined Fifteen are based on an approximately equal distribution (based on market price) of each of the fifteen stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the combined DJIA, FT Index and Hang Seng Index may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Fifteen Global Trust.

COMPARISON OF TOTAL RETURNS (2)

        Strategy Total Returns                                 Index Total Returns
        -------------------------------------------------------------------------------------------------
        2nd through 6th Lowest Priced  of
        the 10 Highest Dividend Yielding
        Stocks <F1>
        ------------------------------------
                               Hang Seng     Combined                          Hang Seng     Combined
Year    DJIA       FT Index    Index         Strategy    DJIA      FT Index    Index         Indices
------- ---------- ----------- ------------- ----------- --------- ----------- ------------- ------------
1978         0.76%      11.07%        15.43%       9.09%     2.69%       8.57%        23.27%       11.51%
1979         19.86        8.37         63.10       30.44     10.52       10.46         80.78        33.92
1980         32.33       29.67         54.56       38.86     21.41       33.20         67.12        40.57
1981          3.15      (9.78)       (10.57)      (5.73)    (3.40)      (4.62)       (11.61)       (6.54)
1982         48.11       24.16       (44.47)        9.27     25.79        0.24       (48.01)       (7.33)
1983         43.50       48.30        (4.07)       29.24     25.65       22.23        (0.28)        15.87
1984         11.60        7.76         35.83       18.40      1.08        2.63         45.12        16.28
1985         37.00       80.71         40.96       52.89     32.78       55.28         52.26        46.77
1986         36.10       19.72         57.82       37.88     26.92       24.34         52.17        34.48
1987        (2.75)       45.69        (0.89)       14.02      6.02       38.04        (7.09)        12.33
1988         22.65       13.20         57.20       31.02     15.95        6.59         20.70        14.41
1989         10.49       30.75          7.10       16.11     31.71       22.61         10.36        21.56
1990       (20.71)       10.98          7.54      (0.73)    (0.58)       10.21         11.98         7.20
1991         56.02        5.90         65.96       42.63     23.93       15.15         48.59        29.22
1992         24.96        2.25         45.54       24.25      7.35      (2.22)         33.54        12.89
1993         38.67       38.27        106.81       61.25     16.74       19.38        123.15        53.09
1994          3.33        3.67       (30.46)      (7.82)      4.95        1.75       (29.26)       (7.52)
1995         42.57        2.62          4.48       16.56     36.49       18.03         27.34        27.29
1996         32.06      (0.49)         26.55       19.37     28.58        8.67         37.74        25.00

----------
The Second through Sixth Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively, for any given period were selected by ranking the dividend yields for each of the stocks in the respective index, as of the beginning of the period, and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined Strategy merely averages the Total Return of the stocks which comprise the Second through Sixth Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA, FT Index and Hang Seng Index, respectively.

Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commission, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income and all returns are stated in terms of the United States dollar. Although each Trust seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

Based on the total returns set forth in the table above, the average annual total returns for the Combined Fifteen for the most recent three, five, ten and nineteen year periods was 8.65%, 20.77%, 20.23% and 21.65%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the combined DJIA, FT Index and Hang Seng Index for the most recent three, five, ten and nineteen year periods was 13.74%, 20.52%, 18.59% and 18.85%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Fifteen Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the combined DJIA, FT Index and Hang Seng Index in 12 of the last 19 years and there can be no assurance that such Trust will outperform the related indices over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Fifteen Global Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the Combined Fifteen and may not be fully invested at all times.

The chart below represents past performance of the combined DJIA, FT Index and Hang Seng Index and the Combined Fifteen (but not the Strategic Fifteen Global Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 21.65% and 18.85% for the Combined Fifteen and the combined DJIA, FT Index and Hang Seng Index, respectively. There can be no assurance that the Strategic Fifteen Global Trust will outperform the related indices over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1978(1)(2)

                          DJIA,
                          FT Index and
           Combined       Hang Seng
Period     Fifteen        Index
--------- -------------- ------------------
1978      $      10,909  $          11,151
1979             14,229             14,934
1980             19,758             20,993
1981             18,625             19,619
1982             20,351             18,182
1983             26,303             21,067
1984             31,142             24,495
1985             47,613             35,952
1986             65,649             48,347
1987             74,849             54,306
1988             98,065             62,132
1989            113,865             75,527
1990            113,032             80,968
1991            161,212            104,629
1992            200,307            118,115
1993            322,998            180,823
1994            297,734            167,223
1995            347,024            212,851
1996            414,255            266,059

----------
The $10,000 initial investment was converted into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of each period.

The year-end total in British pounds sterling and Hong Kong dollars, as applicable, was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling and Hong Kong dollars, as applicable, using the opening exchange rate at the beginning of the next period.

RISK FACTORS

--------------------------------------------------------------------------
General. An investment in Units of a Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

As described under "Fund Operating Expenses," all of the expenses of the Trusts will be paid from the sale of the Securities in such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains or losses (both of which will generally be characterized for U.S. federal income tax purposes as short term capital gains or losses) and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see " Taxation."

Unitholders will be unable to dispose of any of the Equity Securities in a Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are stocks held by owners other than the Trust.

Petroleum Companies. The Trusts may include securities which are issued by companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries (" OPEC" ) and highly uncertain and potentially more volatile oil prices.
Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continue to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 Amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts. The Trusts may also include securities which are issued by companies engaged in the exploration for and mining of various minerals, including coal, and/or the manufacture, transportation, or marketing of chemical products and plastics. The problems faced by such companies are similar to those discussed with regard to petroleum companies.

Foreign Securities. Since certain Equity Securities included in the Global Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in the United States Trusts which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the Global Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for each Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Global Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to either Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Global Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trusts relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Global Trust Information. The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by the Global Trusts.

United Kingdom. The emphasis of United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994.

The United Kingdom is a member of the European Union (the "EU" ), formerly known as the European Economic Community (the "EEC" ). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the fifteen member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the Strategic Thirty and Strategic Fifteen Trusts impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, is currently ruled by the British Government through an appointed Governor. Hong Kong will revert to Chinese sovereignty effective July 1, 1997 with Hong Kong becoming a Special Administrative Region ("SAR" ) of China. The current
Hong Kong government generally follows a laissez-faire policy towards industry. There are currently no major import, export or foreign exchange restrictions. At the present time, regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Legislation has been enacted in Hong Kong that will extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National People's Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government will be terminated on June 30, 1997. It is expected that such bodies will be subsequently reconstituted in accordance with China's interpretation of the Basic Law. China and Great Britain have also yet to resolve their differences on other issues relating to the reversion to sovereignty. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Strategic Thirty and Strategic Fifteen Trusts. It should be noted by investors that the Strategic Thirty and Strategic Fifteen Trusts terminate after the July 1, 1997 reversion to the sovereignty of China. The Sponsor is unable to predict the level of market liquidity or volatility which may occur after the reversion to sovereignty, both of which may negatively impact the Strategic Thirty and Strategic Fifteen Trusts and the value of the Units.

China currently enjoys a most favored nation status from the United States, which is subject to annual review by the President of the United States. However, revocation of such status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Strategic Thirty and Strategic Fifteen Trusts.

The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992 and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. Any downturn in economic growth or increase in the rate of inflation in China could have a materially adverse effect on the value of the Strategic Thirty and Strategic Fifteen Trusts.

Securities prices on the Hong Kong Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues or removal of issuers from the Hang Seng Index may have an adverse impact on the performance of the Strategic Thirty and Strategic Fifteen Trusts, although delisting or removal would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Strategic Thirty and Strategic Fifteen Trusts from purchasing additional Equity Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition to these delistings, as of August 30, 1996, two issuers, Hong Kong Aircraft Engineering Co. Ltd. and Miramar Hotel and Investment, were removed from the Hang Seng Index. These issuers were replaced by First Pacific Company Ltd. and Henderson Investments Ltd. No assurance can be made that future changes in the composition of the Hang Seng Index will not occur. The Strategic Thirty and Strategic Fifteen Trusts may be considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the equity securities of a particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. With recent Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China. By 1992, however, southern China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of the Strategic Thirty and Strategic Fifteen Trusts.

Exchange Rate. The Global Trusts are comprised of Equity Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of a portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe a European Currency Unit ("ECU" ) has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

FOREIGN EXCHANGE RATES
Range of Fluctuations in
Foreign Currencies

           United Kingdom
Annual     Pound Sterling/     Hong Kong/
Period     U.S. Dollar         U.S. Dollar
---------- ------------------- --------------
1983               0.616-0.707    6.480-8.700
1984               0.670-0.864    7.774-8.050
1985               0.672-0.951    7.729-7.990
1986               0.643-0.726    7.768-7.819
1987               0.530-0.680    7.751-7.822
1988               0.525-0.601    7.764-7.912
1989               0.548-0.661    7.775-7.817
1990               0.504-0.627    7.740-7.817
1991               0.499-0.624    7.716-7.803
1992               0.499-0.667    7.697-7.781
1993               0.630-0.705    7.722-7.766
1994               0.610-0.684    7.723-7.750
1995               0.610-0.653    7.726-7.763
1996               0.583-0.670    7.724-7.742

Source: Bloomberg L.P.




End of Month Exchange Rates                         End of Month Exchange Rates
for Foreign Currencies                              for Foreign Currencies (Continued)
--------------------------------------------------- -----------------------------------------------------
                  United Kingdom      Hong                              United Kingdom      Hong
                  Pound Sterling/     Kong/U.S.                         Pound Sterling/     Kong/U.S.
Monthly Period    U.S. Dollar         Dollar        Monthly Period      U.S. Dollar         Dollar
----------------- ------------------- ------------- ------------------- ------------------- -------------
1992                                                1994 (Continued)
January                          .559         7.762 August                             .652         7.728
February                         .569         7.761 September                          .634         7.727
March                            .576         7.740 October                            .611         7.724
April                            .563         7.757 November                           .639         7.731
May                              .546         7.749 December                           .639         7.738
June                             .525         7.731 1995
July                             .519         7.732 January                            .633         7.732
August                           .503         7.729 February                           .631         7.730
September                        .563         7.724 March                              .617         7.733
October                          .641         7.736 April                              .620         7.742
November                         .659         7.742 May                                .630         7.735
December                         .662         7.744 June                               .627         7.736
1993                                                July                               .626         7.738
January                          .673         7.734 August                             .645         7.741
February                         .701         7.734 September                          .631         7.732
March                            .660         7.731 October                            .633         7.727
April                            .635         7.730 November                           .652         7.731
May                              .640         7.724 December                           .645         7.733
June                             .671         7.743 1996
July                             .674         7.761 January                            .661         7.728
August                           .670         7.755 February                           .653         7.731
September                        .668         7.734 March                              .655         7.734
October                          .676         7.733 April                              .664         7.735
November                         .673         7.725 May                                .645         7.736
December                         .677         7.723 June                               .644         7.741
1994                                                July                               .642         7.735
January                          .664         7.724 August                             .640         7.733
February                         .673         7.727 September                          .639         7.733
March                            .674         7.737 October                            .615         7.732
April                            .659         7.725 November                           .595         7.732
May                              .662         7.726 December                           .583         7.735
June                             .648         7.730 1997
July                             .648         7.725 January                            .624         7.750
                                                    February                           .614         7.744


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars a Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of a Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION

--------------------------------------------------------------------------
United States Federal Taxation

--------------------------------------------------------------------------
General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

The Sponsor has been advised by the Trustee that U.S. Unitholders may not be able to obtain directly Treaty Payments (as described in "United Kingdom Taxation" below) to which they are entitled under the U.K./U.S. Treaty but that the U.K. Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Unitholders of the Strategic Thirty and Strategic Fifteen Trusts and distribute those payments to Unitholders. To the extent the Trustee obtains Treaty Payments, U.S. Unitholders will report as gross income earned their pro rata portion of dividends received by such Trusts as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment
Option" ).

3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by a Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, will generally be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trusts (the "1998 Fund" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution of the U.S.-traded Securities in a Trust. A Unitholder may also under certain circumstances request an In Kind Distribution of the U.S.-traded Securities in a Trust upon the termination of such Trust. A Unitholder of a Strategic Thirty or a Strategic Fifteen Trust will receive cash representing his pro rata portion of the foreign Securities in such a Trust. See "Rights of Unitholders--Redemption of Units" . The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses" ) and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units"
 . As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security or for a foreign Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security or such foreign Security held by such Trust.

Because each Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

Rollover Unitholders. As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1998 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade and business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Kroll & Tract LLP, special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

United Kingdom Taxation

--------------------------------------------------------------------------
Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the Strategic Thirty or Strategic Fifteen Trusts as described in this Prospectus and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unitholders who beneficially hold Units of such Trusts as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to taxes on income and capital gains ("the Treaty" ), and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"
). The summary is a general guide only and is subject to any changes in U.K. or U.S. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unitholders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units of the Strategic Thirty or Strategic Fifteen Trusts.

Taxation of Dividends. Where a U.K. resident receives a dividend from a U.K. corporation (other than a foreign income dividend (see below)), such resident is generally entitled to a tax credit, which may be offset against such resident's U.K. taxes, or, in certain circumstances, repaid. Under the Treaty, a U.S. Unitholder, who is resident in the U.S. for the purposes of the Treaty, may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. The tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit
Amount" ). Although such a U.S. Unitholder who held shares directly in a corporation resident in the U.K. for the purposes of the Treaty, could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment" ) pursuant to the terms of the Treaty, the ability of such a U.S. Unitholder of Units in the Strategic Thirty or Strategic Fifteen Trusts to claim such a Treaty Payment is unclear where dividend payments are made directly to an entity such as the Strategic Thirty or Strategic Fifteen Trusts. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unitholder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. corporation pays the dividend to a person such as the Strategic
Thirty or Strategic Fifteen Trusts unless a specific procedure is negotiated in advance with the U.K. Inland Revenue. In the absence of agreeing such a special procedure, Unitholders who are U.S. Persons should note that they may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue.

Certain U.K. corporations which themselves receive income from other jurisdictions which is subject to withholding of tax at source may elect to pay some or all of their distributions as foreign income dividends. If a company the shares of which are held in the Strategic Thirty or Strategic Fifteen Trusts pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unitholder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unitholders who are neither resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

U.K. Inheritance Tax. An individual Unitholder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the Strategic Thirty or Strategic Fifteen Trusts on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax payable in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of Securities in the Strategic Thirty or Strategic Fifteen Trusts, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Securities. Upon acquisition of the Securities in the Strategic Thirty or Strategic Fifteen Trusts, the Trust paid such tax. It is anticipated that upon the sale of such Securities such tax will be paid by the purchaser thereof and not by the Strategic Thirty or Strategic Fifteen Trusts.

Hong Kong Taxation

--------------------------------------------------------------------------
The Sponsor has been advised that the following summary accurately describes the Hong Kong tax consequences under existing law to U.S. Unitholders of Units of the Strategic Thirty or Strategic Fifteen Trusts. This discussion is for general purposes only and assumes that such Unitholder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unitholders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Strategic Thirty or Strategic Fifteen Trusts applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unitholders of the Strategic Thirty or Strategic Fifteen Trusts are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unitholder of the Strategic Thirty or Strategic Fifteen Trusts (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his Units.

Hong Kong Estate Duty. Units of the Strategic Thirty or Strategic Fifteen Trusts will not give rise to a liability to Hong Kong estate duty.

FUND OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units of each Trust outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Fund the annual per Unit evaluation fee set forth under "Summary of Essential Financial
Information" (which is based on the number of Units of each Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) for regularly evaluating the Fund portfolios. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding at the end of the month of such calculation until the end of the initial offering period at which time such calculation is based on the number of Units of each Trust outstanding on such date) and in connection with the Global Trusts the additional amounts set forth in footnote (8) in the " Summary of Essential Financial Information" . The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports
Provided" and "Fund Administration" .

Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and amortized over the life of such Trust. The following additional charges are or may be incurred by a
Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating the foreign securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust. The expenses set forth herein are payable as described under "General" below.

General. During the initial offering period of each Trust, all of the fees and expenses of such Trust will accrue on a daily basis and will be charged to such Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of each Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis on or before the tenth day of each month. The fees and expenses are payable out of the Capital Account of the related Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that the balance in the Capital Account of each Trust will be insufficient to provide for amounts payable by the related Trust, and that Equity Securities will be sold from such Trust to pay such amounts. These sales will result in capital gains or losses to Unitholders. See "Taxation" and "Risk Factors" .

PUBLIC OFFERING

--------------------------------------------------------------------------

General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in each Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is equal to the difference between the maximum total sales charge for a Trust (2.75% of the Public Offering Price) and the maximum deferred sales charge ($0.175 per Unit). The monthly deferred sales charge ($0.0175 per Unit) will begin accruing on a daily basis on April 8, 1997 and will continue to accrue through February 8, 1998. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing May 8, 1997 and will be charged on the 8th day of each month thereafter through February 9, 1998. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trusts on the next business day. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholder on a per Unit basis will be 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less the deferred sales charge). In the case of the Global Trusts, such underlying value is based on the aggregate value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:


Aggregate Number of
Units Purchased*         Percentage Sales Charge Reduction Per Unit
-----------------------  ------------------------------------------
5,000-9,999                              0.25%
10,000-14,999                            0.50
15,000-99,999                            0.85
100,000 or more                                            1.75
__________________
*The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per
Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into
consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date"
) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (" immediate family members" ) will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts subject only to the deferred sales charge described herein.

During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust subject only to the deferred sales charge described herein.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. In the case of the Global Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market.


As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in each Trust an amount equal to the difference between the maximum total sales charge for a Trust and the maximum deferred sales charge for a Trust and dividing the sum so obtained by the number of Units in each Trust outstanding. In addition, the Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in each Trust. Such price determination as of the close of the relevant stock market on March 7, 1997 was made on the basis of an evaluation of the Securities in the Trusts prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the applicable Trust as of the relevant Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the related Trust, will be held until the next determination of price. The term "business day" , as used herein and under "Rights of Unitholders--Redemption of Units" , shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. In connection with the Strategic Thirty and Strategic Fifteen Trusts, the term "business day" shall also exclude any day on which Securities representing greater than 33% of the Securities in a Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange; accordingly, purchases or redemptions of Units in such Trusts on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge and the maximum deferred sales charge ($0.175 per Unit) and will be assessed a deferred sales charge of $0.0175 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" .
The Sponsor currently does not intend to maintain a secondary market after September 8, 1997.


The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. The evaluation of a foreign Security in either the Strategic Thirty Trust or the Strategic Fifteen Trust will take into consideration any event or announcement occurring after the close of the related foreign securities exchange and prior to the Evaluation Time of such Trust which could have a material affect on the value of such Security. If the Equity Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. In the case of the Global Trusts, the value of the Equity Securities during the initial offering period is based on the aggregate underlying value of the foreign Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the related Evaluation Time.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.

                          Initial Offering Period
Aggregate Number of       Concession  or Agency
Units Purchased*          Commission per Unit
------------------------- ------------------------------
1 - 4,999................                       2.10%
5,000 - 9,999............                       1.85
10,000 - 14,999..........                       1.60
15,000 - 99,999..........                       1.25
100,000 or more..........                       0.50
_____________________   .
*The breakpoint concessions or agency commissions are
also applied on a dollar basis utilizing a breakpoint
equivalent in the above table of $10 per Unit and will
be applied on whichever basis is more favorable to the
broker, dealer or agent. The breakpoints will be
adjusted to take into consideration purchase orders
stated in dollars which cannot be completely fulfilled
due to the Trusts' requirement that only whole Units be
issued.

Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving Rollover Unitholders the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary market transactions the total concession or agency commission will amount to 2.1% per Unit. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction.

Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. Brokers and dealers of a Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Fund. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Fund. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.75% of the Public Offering Price, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Fund portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units.

Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units of the Trusts for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.


Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through September 8, 1997 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). In the case of the Global Trusts, the aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.


Tax-Sheltered Retirement Plans. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

--------------------------------------------------------------------------
Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of a Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of such Trust. In the case of the Global Trusts, dividends to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any income received with respect to any of the Securities in a Trust on or about the Income Account Distribution Dates to Unitholders of record on the preceding Income Account Record Dates. See " Summary of Essential Financial Information" . Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay fees and expenses, will be distributed semi-annually on the Capital Account Distribution Dates to Unitholders of record on the preceding Capital Account Record Dates. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the appropriate Trust and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Unitholders will initially receive their distributions in the form of an automatic reinvestment into additional Units unless the Unitholder elects to receive distributions in cash. See "Rights of Unitholders--Reinvestment
Option." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period for each Trust and on or before the tenth day of each month thereafter, the Trustee will deduct from the Capital Account of the appropriate Trust amounts necessary to pay the fees and expenses of such Trust (as determined on the basis set forth under "Fund Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of each Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the appropriate Trust such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of a Trust will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of such Trust under the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . The second option available is to purchase the appropriate CUSIP for automatic reinvestment. Unitholders receiving Units of a Trust pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder or his or her broker or agent must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by a Trust (see "
The Fund" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units of a Trust as of the Evaluation Time on the related Income or Capital Account Distribution Dates. Under the reinvestment plan, a Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of a Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of such Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of such Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of such Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of such Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and in the case of the Global Trusts converted into U.S. dollars as of the Evaluation Time set forth under "Summary of Essential Financial Information" . The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. The London Stock Exchange and the Hong Kong Exchange are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The foreign Securities will continue to trade on those days and thus the value of the Global Trusts may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Unitholders tendering 1,000 or more Units for redemption may request from the Trustee an in kind distribution ("In Kind Distribution" ) of an amount and value of U.S.-traded Securities per Unit (plus cash) equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the U.S.-traded Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. A Unitholder in the Strategic Thirty or Strategic Fifteen Trusts electing an In Kind Distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities.The tendering Unitholder will receive his pro rata number of whole shares of each of the U.S.-traded Securities comprising a Trust portfolio and cash from the Capital Account equal to the pro rata portion of any foreign exchange-traded Securities and any fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of such Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special U.S. federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Taxation" .

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "
Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in each Trust determined on the basis of
(i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and (iii) dividends receivable on the Equity Securities of such Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Equity Securities in a Trust in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above. In the case of the Global Trusts, the value of the Equity Securities in the secondary market is based on the aggregate value of the foreign Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

Special Redemption and Rollover in New Fund. It is expected that a special redemption will be made of all Units of each Trust held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually highly liquid. However, certain of the factors discussed under "
Risk Factors" could affect the ability of the Sponsor to sell the Securities of the Global Trusts and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) can sell Securities to a New Series if those Securities continue to meet the related investment strategy of the respective Series. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.

The Rollover Unitholders' proceeds will be invested in the next subsequent series of the Fund (the "1998 Fund" ), if then being offered, the trusts of which will contain portfolios consisting of component stocks of the DJIA, FT Index or Hang Seng Index selected in accordance with the indexing strategies of the Trusts in the current Series of the Fund. The proceeds of redemption will be used to buy 1998 Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the 1998 Fund shortly prior to the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1998 Fund portfolios, and it is intended that Rollover Unitholders will be given first priority to purchase the 1998 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1998 Fund units or the aggregate number of 1998 Fund units in each trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in each trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1998 Fund units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1998 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the 1998 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1998 Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.75% of the Public Offering Price of the 1998 Fund units).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1998 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1998 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of the 1998 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1998 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information" .

FUND ADMINISTRATION

--------------------------------------------------------------------------
Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Fund are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Fund, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders, pay an accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in selecting broker/dealers to execute the Trusts' portfolio transactions.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Equity Securities owned by a Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the " Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder in the Strategic Thirty or Strategic Fifteen Trusts electing an In Kind Distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trusts pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New
Fund" ). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. Prior to October 31, 1996, VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity IV Limited Partnership. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition" ).

As a result of the Acquisition, VK/AC Holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MSAM" ), Morgan Stanley
& Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $103.5 billion of assets under management and fiduciary advice.

On February 5, 1997, Morgan Stanley Group Inc. and Dean Witter, Discover & Co. announced that they had entered into an Agreement and Plan of Merger to form Morgan Stanley, Dean Witter, Discover & Co. Subject to certain conditions being met, it is currently anticipated that the transaction will close in mid-1997. Thereafter, Van Kampen American Capital Distributors, Inc. will be an indirect subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

Dean Witter, Discover & Co. is a financial services company with three major businesses: full service brokerage, credit services and asset management.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 31, 1996, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $59 billion of investment products, of which over $11.88 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $48 billion of assets, consisting of $29.9 billion for 59 open end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.), $13.1 billion for 38 closed-end funds and $4.99 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 53:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 53 as of March 10, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 53 as of March 10, 1997, in conformity with generally accepted accounting principles.

                                            GRANT THORNTON LLP

Chicago, Illinois
March 10, 1997



VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53
STATEMENTS OF CONDITION
As of March 10, 1997

                                                 Strategic      Strategic
                                                 Ten            Five           Strategic      Strategic
                                                 United         United         Thirty         Fifteen
INVESTMENT IN SECURITIES                         States         States         Global         Global
                                                 Trust          Trust          Trust          Trust
                                                -------------- -------------- -------------- --------------
Contracts to purchase Securities <F1>.......... $      148,376 $      148,785 $      298,041 $      148,750
Organizational costs <F2>......................         56,417         31,747         27,461         29,961
                                                -------------- -------------- -------------- --------------
Total.......................................... $      204,793 $      180,532 $      325,502 $      178,711
                                                ============== ============== ============== ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued organizational costs <F2>.............. $       56,417 $       31,747 $       27,461 $       29,961
Deferred sales charge liability <F3>...........          2,625          2,625          5,250          2,625
Interest of Unitholders--
Cost to investors <F4>.........................        149,850        150,300        301,200        150,300
Less: Gross underwriting commission <F4><F5>...          4,099          4,140          8,409          4,175
                                                -------------- -------------- -------------- --------------
Net interest to Unitholders <F4>...............        145,751        146,160        292,791        146,125
                                                -------------- -------------- -------------- --------------
Total.......................................... $      204,793 $      180,532 $      325,502 $      178,711
                                                ============== ============== ============== ==============

==========

<F1>The aggregate value of the Securities listed under "Portfolios" herein and their cost to each Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by separate irrevocable letters of credit of $148,376, $148,785, $298,041 and $148,750 which have been deposited with the Trustee with respect to the Strategic Ten United States, Strategic Five United States, Strategic Thirty Global and Strategic Fifteen Global Trusts, respectively.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized to interest to Unitholders over the life of such Trust. Organizational costs have been estimated based on a projected Trust size of $35,000,000, $15,000,000, $5,000,000 and $5,000,000 for the Strategic
Ten United States, Strategic Five United States, Strategic Thirty Global and Strategic Fifteen Global Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.


<F3>Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering" .

<F4>The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes the maximum sales charge.


STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, SERIES 14
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53)
as of the Initial Date of Deposit: March 10, 1997

                                                                            Estimated
                                                                            Annual         Cost of
Number                                                    Market Value      Dividends per  Securities
of Shares    Name of Issuer <F1>                          per Share <F2>    Share <F2>     to Trust <F2>
------------ ------------------------------------------- ----------------- --------------- --------------
408          AT&T Corporation                             $        36.250   $        1.26  $    14,790.00
226          Chevron Corporation                                   66.125            2.16       14,944.25
146          Exxon Corporation                                    100.375            3.16       14,654.75
261          General Motors Corporation                            56.750            2.00       14,811.75
279          Goodyear Tire & Rubber Company                        53.375            1.12       14,891.63
350          International Paper Company                           42.500            1.00       14,875.00
136          J. P. Morgan & Company, Inc.                         109.250            3.52       14,858.00
163          Minnesota Mining & Manufacturing Company              91.375            2.12       14,894.13
109          Philip Morris Companies, Inc.                        136.000            4.80       14,824.00
144          Texaco, Inc.                                         103.000            3.40       14,832.00
------------                                                                               --------------
2,222                                                                                      $   148,375.51
============                                                                               ==============


STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO, SERIES 8
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53)
as of the Initial Date of Deposit: March 10, 1997

                                                                           Estimated
                                                                           Annual         Cost of
Number                                                    Market Value     Dividends per  Securities
of Shares    Name of Issuer <F1>                          per Share <F2>   Share <F2>     to Trust <F2>
------------ ------------------------------------------- ---------------- --------------- --------------
452          Chevron Corporation                          $       66.125   $        2.16  $    29,888.50
522          General Motors Corporation                           56.750            2.00       29,623.50
558          Goodyear Tire & Rubber Company                       53.375            1.12       29,783.25
701          International Paper Company                          42.500            1.00       29,792.50
325          Minnesota Mining & Manufacturing Company             91.375            2.12       29,696.88
------------                                                                              --------------
2,558                                                                                     $   148,784.63
============                                                                              ==============

STRATEGIC THIRTY TRUST GLOBAL PORTFOLIO, SERIES 3
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53)
as of the Initial Date of Deposit: March 10, 1997

                                                                                 Estimated
                                                                                 Annual
                                                                                 Dividends     Cost of
Number                                                          Market Value     per Share     Securities
of Shares    Name of Issuer <F1>                                per Share <F2>   <F2>          to Trust <F2>
------------ ------------------------------------------------- ---------------- -------------- --------------
             DJIA Companies:
273          AT&T Corporation                                   $       36.250   $       1.26  $     9,896.25
149          Chevron Corporation                                        66.125           2.16        9,852.63
98           Exxon Corporation                                         100.375           3.16        9,836.75
177          General Motors Corporation                                 56.750           2.00       10,044.75
189          Goodyear Tire & Rubber Company                             53.375           1.12       10,087.88
236          International Paper Company                                42.500           1.00       10,030.00
92           J. P. Morgan & Company, Inc.                              109.250           3.52       10,051.00
109          Minnesota Mining & Manufacturing Company                   91.375           2.12        9,959.88
74           Philip Morris Companies, Inc.                             136.000           4.80       10,064.00
95           Texaco, Inc.                                              103.000           3.40        9,785.00
             FT Index Companies:
1,359        Allied Domecq Plc                                           7.328           0.40        9,958.84
3,515        BG Plc                                                      2.774           0.21        9,750.89
2,364        BTR Plc                                                     4.426           0.19       10,462.36
1,362        British Telecom Plc                                         6.887           0.33        9,380.23
1,660        Courtaulds Plc                                              5.845           0.27        9,702.39
818          Imperial Chemical Industries Plc                           11.818           0.55        9,667.05
826          National Westminster Bank Plc                              11.930           0.49        9,854.30
907          Peninsular & Oriental Steam Navigation Company             10.744           0.52        9,744.40
1,240        Royal & Sun Alliance Insurance Group Plc                    7.849           0.32        9,733.01
1,409        Tate & Lyle Plc                                             7.063           0.29        9,952.45
             Hang Seng Index Companies:
8,000        Amoy Properties Ltd.                                        1.195           0.06        9,558.01
5,000        Hang Lung Development Company                               2.054           0.09       10,268.40
900          Hang Seng Bank Ltd.                                        10.882           0.40        9,793.73
9,000        Henderson Investment Ltd.                                   1.130           0.05       10,171.53
1,000        Henderson Land Development Company Ltd.                     8.880           0.26        8,879.90
3,000        Hong Kong Electric Holdings Ltd.                            3.449           0.15       10,345.90
5,600        Hong Kong Telecommunications Ltd.                           1.808           0.09       10,126.32
3,000        Hysan Development Company Ltd.                              3.378           0.14       10,132.78
14,000       Shun Tak Holdings Ltd.                                      0.710           0.04        9,945.49
12,000       South China Morning Post (Holdings) Ltd.                    0.917           0.04       11,004.62
------------                                                                                   --------------
78,452                                                                                         $   298,040.74
============                                                                                   ==============

STRATEGIC FIFTEEN TRUST GLOBAL PORTFOLIO, SERIES 3
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 53)
as of the Initial Date of Deposit: March 10, 1997

                                                                           Estimated
                                                                           Annual         Cost of
Number                                                    Market Value     Dividends per  Securities
of Shares    Name of Issuer <F1>                          per Share <F2>   Share <F2>     to Trust <F2>
------------ ------------------------------------------- ---------------- --------------- --------------
             DJIA Companies:
148          Chevron Corporation                          $       66.125   $        2.16  $     9,786.50
176          General Motors Corporation                           56.750            2.00        9,988.00
188          Goodyear Tire & Rubber Company                       53.375            1.12       10,034.50
235          International Paper Company                          42.500            1.00        9,987.50
109          Minnesota Mining & Manufacturing Company             91.375            2.12        9,959.88
             FT Index Companies:
1,354        Allied Domecq Plc                                     7.328            0.40        9,922.20
2,356        BTR Plc                                               4.426            0.19       10,426.95
1,417        British Telecom Plc                                   6.887            0.33        9,759.02
1,655        Courtaulds Plc                                        5.845            0.27        9,673.16
1,404        Tate & Lyle Plc                                       7.063            0.29        9,917.13
             Hang Seng Index Companies:
8,000        Amoy Properties Ltd.                                  1.195            0.06        9,558.01
5,000        Hang Lung Development Company                         2.054            0.09       10,268.40
9,000        Henderson Investment Ltd.                             1.130            0.05       10,171.53
5,600        Hong Kong Telecommunications Ltd.                     1.808            0.09       10,126.32
10,000       South China Morning Post (Holdings) Ltd.              0.917            0.04        9,170.52
------------                                                                              --------------
46,642                                                                                    $   148,749.62
============                                                                              ==============

NOTES TO PORTFOLIOS

--------------------------------------------------------------------------
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on March 7, 1997 and have expected settlement dates from March 11, 1997 to March 14, 1997. (see "The Fund" ).

(2) The market value of each of the Equity Securities is based on the closing sale price of each Security on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the Global Trusts) on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently declared dividends or, with respect to dividends of foreign Securities in the Global Trusts, on the most recent interim and final dividends declared (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time). Estimated annuals dividends of foreign Securities in the Global Trusts reflect the net amounts after giving effect to foreign withholding taxes. The aggregate value of the Securities at the Evaluation Time for the Global Trusts (based on the closing sale price of each Security and, if applicable, converted into U.S. dollars at the bid side of the related currency exchange rate at the Evaluation Time) was $297,966 and $148,712 for the Strategic Thirty Trust and Strategic Fifteen Trust, respectively. This is the basis on which the Redemption Price per Unit will be determined. The offer side exchange rates of the Securities in the Global Trusts (the basis on which the Public Offering Price per Unit will be determined during the initial offering period) is greater than the related bid side values. Other information regarding the Securities in the Fund, as of the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the Global Trusts), is as follows:

                                                                   Aggregate
                                                    Profit         Estimated
                                       Cost To      (Loss) To      Annual
                                       Sponsor      Sponsor        Dividends
                                      ------------ -------------- --------------
Strategic Ten United States Trust     $   148,376  $          --  $       4,483
Strategic Five United States Trust    $   148,785  $          --  $       4,035
Strategic Thirty Global Trust         $   298,175  $       (134)  $      12,226
Strategic Fifteen Global Trust        $   148,768  $        (18)  $       5,947


An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

PROSPECTUS

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series, in which case investors would note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Van Kampen American Capital Equity Opportunity Trust, Series 53


March 10, 1997

Strategic Ten Trust
United States Portfolio, Series 14

Strategic Five Trust
United States Portfolio, Series 8

Strategic Thirty Trust
Global Portfolio, Series 3

Strategic Fifteen Trust
Global Portfolio, Series 3

A Wealth of Knowledge A Knowledge of Wealthsm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.

TABLE OF CONTENTS


Title                                                   Page
Summary of Essential Financial Information...........      5
The Fund.............................................      8
Objectives and Securities Selection..................     10
Trust Portfolios.....................................     12
Strategic Ten Trust United States Portfolio..........     14
Strategic Five Trust United States Portfolio.........     17
Strategic Thirty Trust Global Portfolio..............     20
Strategic Fifteen Trust Global Portfolio.............     27
Risk Factors.........................................     32
Taxation.............................................     40
Fund Operating Expenses..............................     46
Public Offering......................................     47
Rights of Unitholders................................     52
Fund Administration..................................     58
Other Matters........................................     63
Report of Independent Certified Public Accountants...     63
Statements of Condition .............................     64
Notes to Portfolios..................................     68

                   Contents of Registration Statement

     This Amendment of Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

3.4 Opinion and consent of counsel as to certain United Kingdom tax matters.

4.1  Consent of Interactive Data Corporation

4.2  Consent of Independent Certified Public Acountants.

EX-27Financial Data Schedules.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 53, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13 and Series 14 for purposes of the representations required by Rule 487 and represents the following:
(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 53 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 10th day of March, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 53


                                    By Van Kampen American Capital
                                       Distributors, Inc.


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 6, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.


  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )
                                                  )
William R. Molinari President and Chief Operating )
                     Officer                      )
                                                  )
Ronald A. Nyberg    Executive Vice President and  )
                     General Counsel              )
                                                  )
William R. Rybak    Executive Vice President and  )
                     Chief Financial Officer      )
                                                  ) Sandra A. Waterworth
                                                  )  (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.